SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2009

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                      .)

CNH GLOBAL N.V.

Form 6-K for the month of January 2009

List of Exhibits:

1.	Press Release entitled, “CNH Reports Record Full Year 2008 Net Income”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Rubin J. McDougal
Rubin J. McDougal
Chief Financial Officer

January 22, 2009

FOR IMMEDIATE RELEASE

For more information contact:
Ralph Traviati	News and Information	(630) 887-2159
Albert Trefts, Jr.	Investor Relations	(630) 887-2385

CNH Reports Record Full Year 2008 Net Income

•	Full year 2008 Net Income was $825 million, up $266 million or 48%

•	Record Gross Margin performance in Agricultural Equipment offset weakness in Construction Equipment.

•	Full Year Operating Margin 8.6%, up 0.4 percentage points

BURR RIDGE, IL.—(MARKET WIRE)—CNH Global N.V. (NYSE: CNH - News) January 22, 2009:

Continuing agricultural equipment sales growth combined with a favorable mix of higher horsepower agricultural tractor and combine harvester sales offset adverse construction equipment market conditions. CNH’s full year 2008 diluted earnings per share before restructuring, after tax of $3.59 is 38% higher than 2007.

Fourth Quarter & Full Year 2008 Highlights

(Unaudited, US$ in millions, except per share data)

	Quarter Ended		Percent Change	Full Years Ended		Percent Change
	12/31/08	12/31/07		12/31/08	12/31/07
Net Sales of Equipment	$3,662	$4,077	(10.2)%	$17,366	$14,971	16.0%
Equipment Operations Operating Profit	$299	$265	12.8%	$1,487	$1,225	21.4%
Financial Services Net Income	$51	$34	50.0%	$242	$229	5.7%
Consolidated Net Income	$114	$114	—%	$825	$559	47.6%
Restructuring (After Tax)	$3	$6	(50.0)%	$28	$61	(54.1)%
Net Income Before Restructuring, After Tax	$117	$120	(2.5)%	$853	$620	37.6%
Diluted Earnings Per Share (EPS)	$0.48	$0.48	—%	$3.47	$2.36	47.0%
Diluted EPS Before Restructuring, After Tax	$0.49	$0.50	(2.0)%	$3.59	$2.61	37.5%

“In the fourth quarter of 2008, CNH delivered another quarter of year-over-year increases in operating profit, while for the full year our Equipment Operations Gross and Operating Margins hit their highest levels in the history of the company,” said Harold Boyanovsky, CNH President and Chief Executive Officer. “That’s a solid track record, achieved through constant focus on our brands, our products and our results. Our Agricultural Equipment business growth continued in the quarter, especially in the cash grain segments. Sales of Construction Equipment were lower than fourth quarter 2007 as global markets declined precipitously, leading us to substantially reduce production. In light of continuing volatility in financial markets and consequent uncertainty in the equipment market, we are preparing for a turbulent 2009 and expect the first quarter to be particularly challenging.”

Fourth Quarter 2008 Brand Activities

Case IH Agriculture launched 12 new products in North America, including Puma tractors with a Continuously Variable Transmission, from 135 to 195 HP, Patriot 3330 Sprayers with 1,000 gallon tank capacity, the LB 3 Series of Large Square Balers, and heavy-duty Disc Mowers and Mower Conditioners. In the International Region, Case IH launched three models of mid-range single rotor Axial-Flow 88-Series combines, three updated models of the flagship Axial-Flow 20-Series combines and four updated LB large square balers.

New Holland Agriculture in Europe launched five TK4000 series crawler tractors offering different widths and track sizes and four T3000 tractors, from 35 to 55 HP, meeting the needs of agricultural, horticultural, ground care and municipal users. In North America, T4000 F/V specialty orchard tractors were launched, while in the International Region, New Holland launched 17 products, ranging from FR9000 forage harvesters to TS6000 Series over 100 HP tractors. The EIMA Show in Bologna, Italy in mid-November recognized the brand’s T4050F Tractor (97 HP) with its “Best of Specialized” award and recognized the T6080 tractor (155 HP) as joint winner of its “Golden Tractor for Design” award.

Case Construction continued its worldwide rollout of additional models of B Series CX crawler excavators, featuring enhanced noise reduction (both inside and outside the cab) and fuel savings. Highlighted in the quarter were the CX470B crawler excavators, in the 45 to 50 metric ton market segments, as well as new graders and crawler dozers.

New Holland Construction launched two pipe-laying dozer models in North America, the D85B and D95B with a sideboom attachment offering a lift capacity of 20,000 lbs. In Latin America, it introduced the new E215B 48 metric ton Tier III crawler excavator and the D150B crawler dozer with full hydrostatic transmission. The D150B powertrain features a new CNH Common Rail engine with 12% greater maximum power while offering 10% greater fuel efficiency.

Fourth Quarter and Full Year 2008 Operating Review – Equipment Operations

Strong worldwide agricultural equipment industry retail unit sales growth of higher horsepower tractors and combines in the fourth quarter and full year, combined with improved CNH market share, drove Agricultural Equipment’s Net Sales up 8% for the quarter and 30% for the full year compared with 2007. On a constant currency basis net sales were up 18% for the quarter and up 27% for the year. For the year, growth in industry sales of higher horsepower tractors and combines exceeded the growth of the overall agricultural equipment market.

Net Sales of Equipment

	Quarter Ended		Percent Change	Full Years Ended		Percent Change
(Unaudited, US$ in millions, except percents)	12/31/08	12/31/07		12/31/08	12/31/07
Agricultural Equipment	$2,967	$2,743	8.2%	$12,902	$9,948	29.7%
Construction Equipment	$695	$1,334	(47.9)%	$4,464	$5,023	(11.1)%

Total Net Sales of Equipment	$3,662	$4,077	(10.2)%	$17,366	$14,971	16.0%

Construction Equipment’s Net Sales declined 48% in the fourth quarter, including a reduction of approximately 10% due to changes in exchange rates. Worldwide construction equipment industry retail unit sales declined approximately 37%, with industry retail unit sales of light construction equipment, where CNH has a stronger market position, down approximately 44% and industry retail unit sales of heavy equipment down 27%. In anticipation of the market decline, CNH idled most of its construction equipment production facilities for part of the quarter to reduce inventories and destock dealers, under-producing retail unit sales by 18%. Industry retail unit sales in Latin American and Rest-of-World markets, which had been strong through September, declined dramatically in the fourth quarter, 10% and 32% respectively. The fourth quarter worldwide industry retail unit sales decline brought the full year total industry retail unit sales decline to approximately 11% below 2007 levels. Construction Equipment’s Net Sales for the year declined 11%, including positive effects of exchange rate changes (3%), which were offset by industry volume declines and our destocking actions. Construction Equipment’s market share was stable for both the quarter and the year.

Equipment Operations Gross Profit and Margin

CNH’s Agricultural Equipment net sales growth, mix improvements and pricing actions were partially offset by weakness in Construction Equipment caused by the global decline in industry retail unit sales, CNH’s destocking actions and the negative impacts of exchange rate changes and economic cost increases. This resulted in a 5% increase in CNH’s Gross Profit in the fourth quarter compared with 2007. Agricultural Equipment’s fourth quarter Gross Margin improved 4.6 percentage points compared with 2007, aided by a significant reduction in industrial bottleneck costs, while Construction Equipment’s Gross Margin declined resulting in a net 2.9 percentage point improvement in Equipment Operations Gross Margin relative to the prior year.

For full year 2008, CNH’s Gross Profit increased $495 million compared with 2007, driven by positive effects of volume and mix in the Agricultural Equipment business. Agricultural Equipment’s Gross Profit improved $723 million while Construction Equipment’s Gross Profit declined by $228 million.

Equipment Operations

	Quarter Ended		Change		Full Years Ended		Change
(Unaudited, US$ in millions, except percents)	12/31/08	12/31/07			12/31/08	12/31/07
Gross Profit	$732	$696	5.2%		$3,312	$2,817	17.6%
Gross Margin	20.0%	17.1%	2.9	pts	19.1%	18.8%	0.3	pts

Equipment Operations Operating Profit and Margin

Equipment Operations Operating Profit grew 13% in the fourth quarter compared with 2007 driven by significant improvements in Agricultural Equipment’s Gross Profit.

Equipment Operations Operating Profit and Margin

	Quarter Ended				Full Years Ended
(Unaudited, US$ in millions, except percents)	12/31/08	12/31/07	Change		12/31/08	12/31/07	Change
Agricultural Equipment	$346	$178	94.4%		$1,371	$813	68.6%
Construction Equipment	$(47)	$87	(154.0)%		$116	$412	(71.8)%

Total Operating Profit	$299	$265	12.8%		$1,487	$1,225	21.4%

Agricultural Equipment	11.7%	6.5%	5.2	pts	10.6%	8.2%	2.4	pts
Construction Equipment	(6.8)%	6.5%	(13.3)	pts	2.6%	8.2%	(5.6)	pts
Total Operating Margin	8.2%	6.5%	1.7	pts	8.6%	8.2%	0.4	pts

Agricultural Equipment’s Operating Margin reached a fourth quarter record of 11.7%, reflecting the Gross Margin improvement and operating leverage on R&D and SG&A costs. Agricultural Equipment’s Operating Margin for the full year of 10.6% also was a record.

Construction Equipment’s Operating Margin turned negative in the quarter reflecting the significant industry volume declines, effects of destocking actions and negative operating leverage on R&D and SG&A costs. Construction Equipment’s Operating Margin for the full year declined to 2.6%, primarily due to the lower volumes and negative operating leverage on R&D and SG&A costs.

Fourth Quarter and Full Year 2008 Operating Review – Financial Services

Financial Services Highlights

	Quarter Ended		Percent Change	Full Years Ended		Percent Change
(Unaudited, US$ in millions, except percents)	12/31/08	12/31/07		12/31/08	12/31/07
Net Income	$51	$34	50.0%	$242	$229	5.7%
Net Income Before Restructuring, After Tax	$54	$34	58.8%	$245	$229	7.0%
On-Book Asset Portfolio	$9,825	$9,297	5.7%	$9,825	$9,297	5.7%
Managed Asset Portfolio	$17,524	$18,375	(4.6)%	$17,524	$18,375	(4.6)%

CNH Financial Services’ on-book asset portfolio totaled $9.8 billion at December 31, 2008, up 5.7% from the prior year, primarily due to the lack of ABS transactions and the growth in the Agricultural Equipment business. Fourth quarter Net Income of $51 million was up $17 million from a year ago, reflecting higher on-book assets. Loss provisions were $38 million in the fourth quarter compared to $13 million in the same period in the prior year, resulting primarily from the downturn in the construction equipment market and additional reserves in Brazil.

For the full year, Financial Services’ Net Income was $242 million, up 6% from the prior year, reflecting higher income from a larger portfolio of on-book assets which was partially offset by the reduced level of ABS income in 2008.

In North America, all of Financial Services’ maturing credit facilities were renewed and new transactions were closed for a total value exceeding $1 billion, effectively replacing the traditional public ABS funding which was not available in the quarter. For the year, Financial Services raised approximately $4 billion of funding in North America, including $1.1 billion from the public issuance of ABS. Funding needs in Europe and Australia were similarly met by a combination of new credit facilities and other financial transactions, such as the sale of receivable portfolios.

Fourth Quarter and Full Year 2008 Net Income

CNH’s fourth quarter 2008 Net Income of $114 million was flat with 2007. For the quarter, Equipment Operations “Other, net” expense increased by $36 million reflecting primarily foreign currency losses. Net interest expense and Interest Compensation to Financial Services also increased, reflecting higher interest rates and borrowing levels while Equity Income in Unconsolidated Subsidiaries declined by $51 million. Results include restructuring charges, after tax, of $3 million in the fourth quarter of 2008, compared with $6 million in the comparable period for the prior year. Net income excluding restructuring charges, after tax, was $117 million, down 2.5% compared to $120 million in the prior year. Equipment Operations’ effective tax rate, before restructuring, of 42.4% in the quarter.

For full year 2008, CNH’s Net Income of $825 million was up 48% from $559 million in 2007. The primary drivers of the improvement were increases in Equipment Operations Operating Profit, improved performance of Financial Services and decreases in Equipment Operations “Other, net”, restructuring costs and the Equipment Operations effective tax rate. The decrease in Equipment Operations “Other, net” for the year was primarily due to decreases in pension expense applicable to former employees and litigation. Equity Income in Unconsolidated Subsidiaries declined by $49 million. Results include restructuring charges, after tax, of $28 million in 2008, compared with $61 million in 2007. Net income, excluding restructuring charges, after tax, was $853 million, up 38% compared to $620 million in the prior year. Equipment Operations’ effective tax rate, before restructuring, for the full year was 33.7% compared with 45.9% in 2007 reflecting an increase in earnings in low tax rate jurisdictions and an increase in tax credits in certain jurisdictions, which reduced Equipment Operations 2008 taxes by approximately $100 million compared with 2007.

Equipment Operations Cash Flow and Net (Cash) / Debt

Equipment Operations Cash Flow and Net Debt

	Quarter Ended		Full Years Ended
(Unaudited, U.S. GAAP, US$ in millions)	12/31/08	12/31/07	12/31/08	12/31/07
Net Income	$114	$114	$825	$559
Depreciation & Amortization	64	85	258	295
Changes in Working Capital*	(209)	266	(1,310)	215
Other***	(264)	(257)	(55)	(68)

Cash Generated/(Used) by Operating Activities	(295)	208	(282)	1,001
Net Cash from Investing Activities**	(265)	(161)	(520)	(342)
All Other, Including FX Impact for the Period	93	26	(107)	90

Increase/(Decrease) in Net Cash	$(467)	$73	$(909)	$749

Net Debt (Cash)	$423	$(486)	$423	$(486)

*	Net change in receivables, inventories and payables including inter-segment receivables and payables, net of FX impact for the period.
**	Excluding Net (Deposits In) / Withdrawals from Fiat Cash Pools, as they are a part of Net Debt (Cash).
***	Changes in Other items such as marketing programs and tax accruals.

Equipment Operations’ Net Cash position decreased in the fourth quarter by $467 million to a $423 million Net Debt position. Cash generated from earnings was offset by increases in working capital, seasonal changes in accrued liabilities and capital expenditures of $230 million.

In the quarter, the increase in working capital was primarily due to increases in inventories offset by a reduction in receivables. Inventories increased due to the slower than anticipated growth of many agricultural equipment markets, especially in Latin America and Rest of World. The decrease in receivables resulted from declines in Construction Equipment Net Sales, partially offset by higher levels of Agricultural Equipment Net Sales, especially in Rest-of-World markets.

For full year 2008, Equipment Operations’ Net Cash position decreased by $909 million due to higher levels of inventory (primarily construction equipment), a $120 million contribution to the U.S. defined benefit pension plan, $492 million of capital expenditures and the $118 million annual dividend payment to shareholders that occurred in the second quarter.

Financial Services Net Debt decreased by $1,558 million during the fourth quarter to $8.2 billion at December 31, 2008 due primarily to lower levels of wholesale financing receivables. Compared with December 31, 2007, Financial Services Net Debt increased by $377 million from $7.9 billion, due in large part to higher levels of retail financing receivables.

2009 Market Outlook

Although we anticipate that full year global agricultural fundamentals will remain strong, we believe worldwide industry retail unit sales will be impacted by tight financial and credit conditions in certain regions. We anticipate that cash grain commodity prices will remain at higher levels than in 2007 while farm production input cost pressures will abate. In addition, we believe global wheat and coarse grain production will exceed consumption resulting in higher corn, soybean and wheat stocks-to-use ratios. We expect that U.S. Net Farm Cash Income will be at near-record levels, but unevenly distributed across market segments. Consequently, we expect worldwide industry retail unit sales of Over-40 horsepower tractors to be down by 5 to 10% and industry retail unit sales of combines to be down 15 to 20%. We expect continued weakness in the Under-40 horsepower tractor segment in North America with industry retail unit sales down approximately 20%, due in large part to the ongoing weakness in the North American residential construction and housing markets.

For the first quarter of 2009, CNH expects global agricultural equipment industry retail unit sales to be weaker than in the full year, reflecting increased levels of farmer uncertainty related to financial and economic conditions, tight financial and credit conditions in certain markets and adverse weather impacts in the southern hemisphere. Consequently, in the first quarter, we expect worldwide industry retail unit sales of Over-40 horsepower tractors to decline by 10 to 15% and industry retail unit sales of combines to be down 20 to 25%. We expect the Under-40 horsepower tractor segment in North America to be down approximately 20%.

We expect the weakness in global construction equipment industry sales to continue into 2009, with industry retail unit sales down a further 15 to 20% compared with full year 2008, although we anticipate that light equipment markets, where CNH has a stronger presence, will decline by more than the heavy equipment markets. We expect declines to occur in all major markets, including significant declines in Western European and Latin American markets. We do not expect that global or OECD GDP will grow and we expect construction activity levels will continue to weaken, due to the tight global financial and credit conditions. Although unprecedented levels of governmental stimulus actions are being enacted throughout the world, we expect that such actions will have an impact in late 2009 or possibly into 2010, and may only serve as an offset to new declines in other construction equipment market segments.

For the first quarter of 2009, CNH expects global construction equipment industry retail unit sales to be down approximately 35 to 40% compared with the first quarter of 2008. We expect that industry retail unit sales of light construction equipment, where CNH has a stronger market presence, will be down about 45%, with heavy construction equipment sales down 25 to 30%. The most significant declines are expected to be in the Western European and Latin American markets.

2009 CNH Outlook

CNH expects Equipment Operations Net Sales for full year 2009 to be down 10 to 20% from 2008 as some first-half strength in North American high horsepower tractors and combines is offset by declines in all other agricultural equipment markets and further weakness in construction equipment sales. To compensate for lower levels of market demand and to reduce inventory levels, CNH plans to idle its construction equipment factories for much of the first half of the year and agricultural equipment facilities producing lower horsepower equipment are expected to produce below the forecasted level of retail sales.

To deal with financial market volatility and illiquidity in the asset backed security market, CNH is taking a conservative approach to growth in Financial Services’ portfolios. The company expects Financial Services’ ongoing emphasis on strict underwriting controls and disciplined receivables management will result in continued solid performance of its receivables portfolio.

These expectations are based upon the ability of the Financial Services business to secure funding. As of December 31, 2008 total funding of CNH by Fiat S.p.A. was $5.2 billion. In light of continuing volatility in the financial markets, CNH has no assurance that funding at such levels will continue. Therefore, CNH is exploring other sources of funding, either directly or by way of third party financing provided directly to its customers. In these circumstances we anticipate that the profitability of Financial Services will be significantly limited. This should not have a negative impact on Equipment Operations sales and margins.

###

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,000 dealers in 160 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

###

CNH management will hold a conference call later today, to review its fourth quarter and full year 2008 results. The conference call Webcast will begin at approximately 7:00 a.m. U.S. Central Time; 8:00 a.m. U.S. Eastern Time. This call can be accessed through the investor information section of the company’s Web site at www.cnh.com and is being carried by CCBN.

Forward-looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, operating results, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.

Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to the availability of credit and to interest rates and government spending. Some of the other significant factors which may affect our results include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our customers’ access to credit, actions by rating agencies concerning the ratings of our debt securities and asset backed securities, risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), the results of legal proceedings, technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, relations with and the financial strength of dealers, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our margin improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our brand strategy. Further information concerning factors that could significantly affect expected results is included in our annual report on Form 20-F for the year ended December 31, 2007.

We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH Global N.V.

Revenues and Net Sales

(Unaudited)

	Three Months Ended			Year Ended
	December 31,			December 31,
	2008	2007	% Change	2008	2007	% Change
	(in Millions)
Revenues:
Net sales
Agricultural equipment	$2,967	$2,743	8%	$12,902	$9,948	30%
Construction equipment	695	1,334	(48)%	4,464	5,023	(11)%

Total net sales	3,662	4,077	(10)%	17,366	14,971	16%
Financial services	336	302	11%	1,356	1,131	20%
Eliminations and other	(57)	(45)		(246)	(138)

Total revenues	$3,941	$4,334	(9)%	$18,476	$15,964	16%

Net sales:
North America	$1,413	$1,397	1%	$5,975	$5,506	9%
Western Europe	1,130	1,384	(18)%	5,345	4,995	7%
Latin America	456	564	(19)%	2,457	1,738	41%
Rest of World	663	732	(9)%	3,589	2,732	31%

Total net sales	$3,662	$4,077	(10)%	$17,366	$14,971	16%

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED INCOME STATEMENTS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED		EQUIPMENT OPERATIONS		FINANCIAL SERVICES
	Three Months Ended December 31,		Three Months Ended December 31,		Three Months Ended December 31,
	2008	2007	2008	2007	2008	2007
	(in Millions, except per share data)
Revenues
Net sales	$3,662	$4,077	$3,662	$4,077	$—	$—
Finance and interest income	279	257	58	49	336	302

Total	3,941	4,334	3,720	4,126	336	302

Costs and Expenses
Cost of goods sold	2,930	3,381	2,930	3,381	—	—
Selling, general and administrative	416	386	334	311	82	75
Research and development	99	120	99	120	—	—
Restructuring	5	9	—	9	5	—
Interest expense	180	179	100	71	130	151
Interest compensation to Financial Services	—	—	80	70	—	—
Other, net	149	79	78	42	56	20

Total	3,779	4,154	3,621	4,004	273	246

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	162	180	99	122	63	56
Income tax provision	56	114	42	88	14	24
Minority interest	(12)	(1)	(12)	(1)	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	2	2	51	34	2	2
Equipment Operations	(6)	45	(6)	45	—	—

Net income	$114	$114	$114	$114	$51	$34

Weighted average shares outstanding:
Basic	237.4	237.1

Diluted	237.4	237.7

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, after tax	$0.49	$0.51

EPS	$0.48	$0.48

Diluted:
EPS before restructuring, after tax	$0.49	$0.50

EPS	$0.48	$0.48

Dividends per share	—	—

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED INCOME STATEMENTS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

	CONSOLIDATED Year Ended December 31,		EQUIPMENT OPERATIONS Year Ended December 31,		FINANCIAL SERVICES Year Ended December 31,
	2008	2007	2008	2007	2008	2007
	(in Millions, except per share data)
Revenues
Net sales	$17,366	$14,971	$17,366	$14,971	$—	$—
Finance and interest income	1,110	993	205	190	1,356	1,131

Total	18,476	15,964	17,571	15,161	1,356	1,131

Costs and Expenses
Cost of goods sold	14,054	12,154	14,054	12,154	—	—
Selling, general and administrative	1,698	1,436	1,403	1,183	295	253
Research and development	422	409	422	409	—	—
Restructuring	39	85	34	85	5	—
Interest expense	765	701	358	358	606	479
Interest compensation to Financial Services	—	—	275	247	—	—
Other, net	342	349	204	224	115	70

Total	17,320	15,134	16,750	14,660	1,021	802

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	1,156	830	821	501	335	329
Income tax provision	385	354	279	245	106	109
Minority interest	(1)	15	(1)	15	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	13	9	242	229	13	9
Equipment Operations	40	89	40	89	—	—

Net income	$825	$559	$825	$559	$242	$229

Weighted average shares outstanding:
Basic	237.3	236.8

Diluted	237.5	237.2

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, after tax	$3.59	$2.62

EPS	$3.48	$2.36

Diluted:
EPS before restructuring, after tax	$3.59	$2.61

EPS	$3.47	$2.36

Dividends per share	$0.50	$0.25

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2008	2007	2008	2007	2008	2007
	(in Millions)
Assets
Cash and cash equivalents	$633	$1,025	$173	$405	$460	$620
Deposits in Fiat affiliates cash management pools	2,058	1,231	1,666	1,157	392	74
Accounts, notes receivable and other - net	10,713	10,593	1,478	1,544	9,461	9,310
Intersegment notes receivable	—	—	2,295	1,831	—	—
Inventories	4,485	3,488	4,485	3,488	—	—
Property, plant and equipment - net	1,617	1,510	1,613	1,505	4	5
Equipment on operating leases - net	604	511	5	—	599	511
Investment in Financial Services	—	—	2,073	2,099	—	—
Investments in unconsolidated affiliates	473	528	371	420	102	108
Goodwill and other intangibles	3,105	3,142	2,950	2,973	155	169
Other assets	1,771	1,717	1,320	1,215	451	502

Total Assets	$25,459	$23,745	$18,429	$16,637	$11,624	$11,299

Liabilities and Equity
Short-term debt	$5,336	$4,269	$1,275	$728	$4,061	$3,541
Intersegment short-term debt	—	—	—	—	1,976	1,831
Accounts payable	2,735	2,907	2,860	2,989	93	161
Long-term debt, including current maturities	6,021	5,367	3,282	2,179	2,739	3,188
Intersegment long-term debt	—	—	—	—	319	—
Accrued and other liabilities	4,913	4,900	4,558	4,439	363	479

Total Liabilities	19,005	17,443	11,975	10,335	9,551	9,200
Equity	6,454	6,302	6,454	6,302	2,073	2,099

Total Liabilities and Equity	$25,459	$23,745	$18,429	$16,637	$11,624	$11,299

Total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables “Net Debt(Cash)”	$8,666	$7,380	$423	$(486)	$8,243	$7,866

See Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

AND SUPPLEMENTAL INFORMATION

(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Year Ended		Year Ended		Year Ended
	December 31,		December 31,		December 31,
	2008	2007	2008	2007	2008	2007
	(in Millions)
Operating Activities:
Net income	$825	$559	$825	$559	$242	$229
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	374	372	258	295	116	77
Intersegment activity	—	—	69	(30)	(69)	30
Changes in operating assets and liabilities	(525)	(767)	(1,131)	560	606	(1,327)
Other, net	(24)	(259)	(303)	(383)	41	(43)

Net cash from operating activities	650	(95)	(282)	1,001	936	(1,034)

Investing Activities:
Expenditures for property, plant and equipment	(493)	(338)	(492)	(333)	(1)	(5)
Expenditures for equipment on operating leases	(318)	(377)	(5)	—	(313)	(377)
Net (additions) collections from retail receivables and related securitizations	(2,106)	(1,120)	—	—	(2,106)	(1,120)
Net (deposits in) withdrawals from Fiat affiliates cash management pools	(925)	(609)	(546)	(548)	(379)	(61)
Other, net	53	52	(23)	(9)	68	61

Net cash from investing activities	(3,789)	(2,392)	(1,066)	(890)	(2,731)	(1,502)

Financing Activities:
Intersegment activity	—	—	(625)	(281)	625	281
Net increase (decrease) in indebtedness	2,957	2,306	1,867	(83)	1,090	2,389
Dividends paid	(118)	(59)	(118)	(59)	(4)	(62)
Other, net	4	(9)	4	(9)	8	—

Net cash from financing activities	2,843	2,238	1,128	(432)	1,719	2,608

Other, net	(96)	100	(12)	23	(84)	77

Increase (decrease) in cash and cash equivalents	(392)	(149)	(232)	(298)	(160)	149
Cash and cash equivalents, beginning of period	1,025	1,174	405	703	620	471

Cash and cash equivalents, end of period	$633	$1,025	$173	$405	$460	$620

See Notes to Condensed Consolidated Financial Statements.

Page 15	CNH Global N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

1.	Principles of Consolidation and Basis of Presentation – The accompanying unaudited condensed consolidated financial statements and supplemental information reflect all adjustments consisting only of normal, recurring adjustments except where noted, that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V., a Netherlands corporation, and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by U.S. GAAP or the rules of the Securities and Exchange Commission (“SEC”) for complete annual or interim period financial statements. These financial statements should therefore be read in conjunction with the audited, consolidated financial statements and notes thereto for the year ended December 31, 2007 included in the Company’s Annual Report on Form 20-F filed with the SEC on March 5, 2008. CNH is controlled by Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat S.p.A. (“Fiat”). As of December 31, 2008, Fiat owned approximately 89% of CNH’s outstanding common shares.

The condensed consolidated financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analyses differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method of accounting. The supplemental financial information captioned “Financial Services” reflects the combination of CNH’s financial services businesses.

2.	Recent Accounting Developments – As of the beginning of 2008, CNH adopted Statement of Financial Accounting Standards (“SFAS”) No. 157 “Fair Values Measurements” (“SFAS No. 157”) and No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), except as SFAS No. 157 applies to nonfinancial assets and nonfinancial liabilities.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157, which defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. In February 2008, the FASB issued FSP No. FAS 157-2, which delayed the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). This FSP partially deferred the effective date of Statement 157 to fiscal years beginning after November 15, 2008. The partial adoption of SFAS No. 157 on January 1, 2008, did not have a material impact to CNH’s financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, which permits an entity to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value option established by SFAS No. 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in income at each subsequent reporting date. This standard also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The adoption of SFAS No. 159 on January 1, 2008, did not have an impact to CNH’s financial position and results of operations, as the Company did not elect the fair value option for eligible items.

Page 16	CNH Global N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

3.	Stock-Based Compensation Plans – Stock-based compensation consists of stock options and performance-based shares that have been granted under the CNH Outside Directors’ Compensation Plan and the CNH Equity Incentive Plan (“CNH EIP”).

As of December 31, 2008, CNH had granted approximately 2.6 million performance-based, non-vested share awards under the CNH EIP to the Company’s top executives. These performance shares will vest upon achievement of specified targets in 2008, 2009 or 2010. The number of shares that vest will decrease by 20% each year the specified targets are not achieved. If specified targets are not achieved by 2010, the shares granted will not vest. CNH did not achieve these performance targets in 2008. In the fourth quarter management determined that achievement of these targets is improbable in either 2009 or 2010. As a result, CNH reversed approximately $22 million in previously recognized stock-based compensation expense in the fourth quarter.

For the years ended December 31, 2008 and 2007, pre-tax stock-based compensation costs were approximately $300 thousand and $19 million, respectively. Including the $22 million reversal of previously recognized performance share expense, CNH recognized pre-tax income of approximately $21 million from stock-based compensation for the three months ended December 31, 2008. For the three months ended December 31, 2007, pre-tax stock-based compensation costs were approximately $4 million.

In June 2008, CNH granted approximately 1.2 million performance-based stock options (at targeted performance levels) under the CNH EIP. One-third of the options will vest if specified fiscal 2008 targets are achieved when 2008 results are approved by the Board of Directors in the first quarter of 2009 (the “Determination Date”). The remaining options will vest equally on the first and second anniversary of the Determination Date. Excluding the impact of forfeitures, CNH expects the actual number of options that will vest to be approximately 600 thousand based on CNH’s 2008 actual results. This grant has a contractual life of five years from the Determination date. The grant date fair value of $12.78 was determined using the Black-Scholes pricing model. CNH expects to recognize expense over the vesting period of approximately $7 million.

The assumptions used in the Black-Scholes model were:

Risk-free interest rate	3.02%
Expected volatility	40.65%
Expected life	3.63 years
Dividend yield	0.94%

The risk-free interest rate is based on the current U.S. Treasury rate for a bond of approximately the expected life of the options. The expected volatility is based on the historical activity of CNH’s common shares over a period equal to the expected life of the options. The expected life is based on the average of the vesting period of each vesting tranche and the original contract term of 68 months. The expected dividend yield is based on the annual dividends which have been paid on CNH’s common shares over the past several years.

4.	Accounts and Notes Receivable – In CNH’s receivable securitization programs, certain retail, wholesale finance and credit card receivables are sold and not included in the Company’s consolidated balance sheets.

The amounts outstanding under the retail programs were $3.0 billion and $4.6 billion at December 31, 2008 and 2007, respectively. In addition, as of December 31, 2008 and 2007, $1.7 billion and $2.3 billion, respectively, of wholesale receivables remained outstanding under these programs. For the year ending December 31, 2008, CNH securitized $1.2 billion of retail notes sold to the US asset-backed securitization market at a loss of $5.3 million. There were no retail securitizations transacted in the fourth quarter of 2008.

Page 17	CNH Global N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

In October 2008, the Company securitized approximately $190 million of credit card receivables on a revolving basis to a $200 million privately structured conduit facility. This transaction qualified for off-book treatment for US GAAP purposes and accordingly, the receivables are not consolidated by CNH. As of December 31, 2008, $186 million of credit card receivables were outstanding under this program.

In December 2008, the Company expanded its special purpose trust used to securitize certain wholesale receivables in Europe to now include third party conduits. Consequently, a portion of the wholesale receivables sold qualify for off-book treatment for US GAAP and therefore are not included in the Company’s consolidated balance sheets. The amounts outstanding under Europe’s wholesale securitization program that qualified for off-book treatment were $638 million at December 31, 2008.

5.	Inventories – Inventories as of December 31, 2008 and 2007 consist of the following:

	December 31, 2008	December 31, 2007
	(in millions)
Raw materials	$995	$890
Work-in-process	323	333
Finished goods and parts	3,167	2,265

Total Inventories	$4,485	$3,488

6.	Goodwill and Other Intangibles – The following table sets forth changes in goodwill and other intangibles for the years ended December 31, 2008:

	Balance at December 31, 2007	Amortization	Foreign Currency Translation and Other	Balance at December 31, 2008
	(in millions)
Goodwill	$2,382	$—	$(35)	$2,347
Other Intangibles	760	(65)	63	758

Total Goodwill and Other Intangibles	$3,142	$(65)	$28	$3,105

As of December 31, 2008 and 2007, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		December 31, 2008			December 31, 2007
	Weighted Average Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
	(in millions)
Other intangible assets subject to amortization:
Engineering drawings	20	$379	$197	$182	$391	$186	$205
Dealer network	25	216	78	138	216	70	146
Software	5	371	238	133	318	207	111
Other	10-30	60	27	33	49	23	26

		1,026	540	486	974	486	488
Other intangible assets not subject to amortization:
Trademarks		272	—	272	272	—	272

Total other intangibles		$1,298	$540	$758	$1,246	$486	$760

CNH recorded amortization expense of approximately $65 million and $69 million for the years ended December 31, 2008 and 2007, respectively.

Page 18	CNH Global N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

7.	Debt – The following table sets forth total debt and total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable (“Net Debt (Cash)”) as of December 31, 2008 and 2007:

	Consolidated		Equipment Operations		Financial Services
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
	(in millions)
Short-term debt:
With Fiat affiliates	$2,882	$2,562	$901	$263	$1,981	$2,299
Other	2,454	1,707	374	465	2,080	1,242
Intersegment	—	—	—	—	1,976	1,831

Total short-term debt	5,336	4,269	1,275	728	6,037	5,372

Long-term debt:
With Fiat affiliates	2,328	1,668	1,207	800	1,121	868
Other	3,693	3,699	2,075	1,379	1,618	2,320
Intersegment	—	—	—	—	319	—

Total long-term debt	6,021	5,367	3,282	2,179	3,058	3,188

Total debt:
With Fiat affiliates	5,210	4,230	2,108	1,063	3,102	3,167
Other	6,147	5,406	2,449	1,844	3,698	3,562
Intersegment	—	—	—	—	2,295	1,831

Total debt	11,357	9,636	4,557	2,907	9,095	8,560

Less:
Cash and cash equivalents	633	1,025	173	405	460	620
Deposits in Fiat affiliates cash management pools	2,058	1,231	1,666	1,157	392	74
Intersegment notes receivable	—	—	2,295	1,831	—	—

Net debt (cash)	$8,666	$7,380	$423	$(486)	$8,243	$7,866

At December 31, 2008, CNH had approximately $1.6 billion available under $7.9 billion total lines of credit and asset-backed facilities.

Consolidated long term debt includes current maturities of long term debt of $2.2 billion.

CNH participates in Fiat affiliates cash management pools with other Fiat affiliates. Amounts deposited with Fiat affiliates as part of the Fiat cash management system are repayable to CNH upon one business day’s notice. To the extent that Fiat affiliates are unable to return any such amounts upon one business day’s notice and in the event of a bankruptcy or insolvency of Fiat, CNH may be unable to secure the return of such funds, and CNH may be viewed as a creditor of such Fiat entity with respect to such funds. There is no assurance that the future operations of the Fiat cash management system may not adversely impact CNH’s ability to recover its funds to the extent one or more of the above described events were to occur.

Page 19	CNH Global N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

8.	Income Taxes – For the years ended December 31, 2008 and 2007, consolidated effective income tax rates were 33.3% and 42.7%, respectively. For the three months ended December 31, 2008 and 2007, consolidated effective income tax rates were 34.6% and 63.3%, respectively. For 2008 and 2007, tax rates differ from the Netherlands statutory rate of 25.5% due primarily to higher tax rates in certain jurisdictions, tax credits and incentives, provisioning of unrecognized tax benefits, utilization of tax losses in certain jurisdictions where no tax benefit was previously recognized, impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized and enacted changes in tax rates.

The Company is engaged in competent authority income tax proceedings at December 31, 2008. The Company anticipates reaching a settlement with competent authority within the next twelve months that may result in a tax deficiency assessment for which there should be correlative relief under competent authority. The potential tax deficiency assessment could have a net effect on cash flows in the range of $45 million to $50 million. The Company has provided for the unrecognized tax benefits and related competent authority recovery in accordance with FASB Interpretation No. 48. The Company does not believe that the resolution of the competent authority proceedings will have a material adverse effect on the results of operation.

9.	Restructuring – During the years ended December 31, 2008 and 2007, CNH recognized expense of approximately $39 million and $85 million, respectively. For the three months ended December 31, 2008 and 2007, CNH recognized expense of approximately $5 million and $9 million, respectively. Restructuring expense for 2008 primarily relates to severance and other costs incurred due to headcount reductions and plant closures. During the years ended December 31, 2008 and 2007, CNH recorded cash utilization of approximately $40 million and $118 million, respectively. For the three months ended December 31, 2008 and 2007, CNH recorded cash utilization of approximately $8 million and $34 million, respectively. Cash utilization recorded in 2008 primarily represents payments of involuntary employee severance costs and costs related to the closing of facilities.

10.	Commitments and Contingencies – CNH pays for warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the year ended December 31, 2008 for this commitment is as follows:

Amount
(in millions)
Balance at January 1, 2008	$297
Current year provision	369
Claims paid and other adjustments	(345)
Currency translation adjustment	(27)

Balance at December 31, 2008	$294

Management makes estimates and assumptions that affect the reported amounts of deferred tax assets. The Company has recorded valuation allowances to reduce its deferred tax assets to the amount we believe more likely than not to be realized. A change in judgment of the realizability of the Company’s deferred tax assets may significantly impact CNH’s results of operations and financial position in the period that such a determination is made.

Page 20	CNH Global N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

CNH Global N.V. (“CNH Global”) was involved in a consolidated arbitration proceeding (the “Arbitration”) pending in London before the ICC International Court of Arbitration. The Arbitration relates to a Services Agreement between CNH Global and PGN Logistics Ltd (“PGN”), pursuant to which PGN provided specified logistics services for certain CNH Global subsidiaries in Europe. The dispute arose following CNH Global’s termination of the Services Agreement in January 2005 and involves CNH Global’s right to terminate (based upon alleged breach of contract and illegal activities) as well as invoices under the Services Agreement that were disputed by CNH Global and unpaid. The Tribunal in the Arbitration issued a partial decision on liability issues in August 2007, finding, among other things, that CNH Global was not permitted to terminate the Services Agreement and that PGN was entitled in principle to recover amounts properly owed to it at the time of termination as well as additional damages that PGN may establish it has suffered for lost profits.

The hearing on damages was held on October 8-9, 2007. Prior to the damages hearing, CNH Global paid to PGN approximately £27.4 million ($55 million, of which $42 million was classified as restructuring) which represented payment of claims which the Tribunal, in the partial decision on liability, held CNH Global was responsible for and with respect to which CNH Global did not have an objection as to amount. At the damages hearing, PGN advanced a variety of theories purporting to substantiate damages for lost profits and other items. On February 4, 2008, the Tribunal issued its damages award. Pursuant to the award, the Tribunal, among other things, required CNH Global to pay certain invoices, compensate PGN for lost future profits under the Services Agreement and bear a portion of the costs incurred in connection with the dispute and the Arbitration. The Tribunal dismissed all of PGN’s other claims.

In March 2008 CNH Global and PGN submitted applications requesting that the Tribunal correct certain errors in the damages award. On June 10, 2008 the Tribunal issued an Addendum to the damages award allegedly correcting certain errors, however, CNH Global believes the Tribunal exceeded its authority and made substantive changes to the original damages award. As a result on July 16, 2008, CNH Global filed an appeal with the English Commercial Court seeking to overturn a particular aspect of the Addendum. In response, PGN filed its own appeal with the English Commercial Court, in essence asking that the finding in the Addendum challenged by CNH be upheld. A hearing on the two appeals is scheduled for February 26, 2009.

On or about December 4, 2008, CNH Global paid to PGN an additional sum of approximately $17 million in respect of certain unpaid invoices claimed by PGN outside the Arbitration and claims which the Tribunal held CNH Global was responsible for and with respect to which CNH Global did not have an objection as to amount. The Company maintains what it believes to be adequate reserves for any remaining liability relating to this matter.

11.	Employee Benefit Plans – During the third quarter of 2008, CNH made a discretionary contribution to its U.S. defined benefit pension plan trust of approximately $120 million.

12.	Shareholders’ Equity – Shareholders approved a dividend of $0.50 per common share at the Annual General Meeting on March 20, 2008. The dividend was paid on April 15, 2008 to shareholders of record at the close of business on April 4, 2008.

As of December 31, 2008, CNH had 237.4 million common shares outstanding.

Page 21	CNH Global N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

13.	Earnings per Share –The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the three months and years ended December 31, 2008 and 2007:

	Three Months Ended December 31,		Year Ended December 31,
	2008	2007	2008	2007
	(in Millions, except per share data)
Basic:
Net income	$114	$114	$825	$559

Weighted average common shares outstanding – basic	237.4	237.1	237.3	236.8

Basic earnings per share	$0.48	$0.48	$3.48	$2.36

Diluted:
Net income	$114	$114	$825	$559

Weighted average common shares outstanding – basic	237.4	237.1	237.3	236.8
Effect of dilutive securities (when dilutive):
Stock compensation plans	—	0.6	0.2	0.4

Weighted average common shares outstanding – dilutive	237.4	237.7	237.5	237.2

Diluted earnings per share	$0.48	$0.48	$3.47	$2.36

14.	Comprehensive Income (Loss) – The components of comprehensive income (loss) for the three months and years ended December 31, 2008 and 2007 are as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2008	2007	2008	2007
	(in Millions)
Net income	$114	$114	$825	$559
Other comprehensive income, net of tax
Cumulative translation adjustment	(248)	85	(402)	345
Deferred gains (losses) on derivative financial instruments, net of tax	(3)	32	(35)	(2)
Unrealized gains (losses) on retained interests in securitization transactions, net of tax	1	(4)	(2)	(4)
Minimum pension liability adjustment, net of tax	(146)	304	(120)	337

Comprehensive net income	$(282)	$531	$266	$1,235

Page 22	CNH Global N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

15.	Segment Information – CNH has three reportable operating segments: Agricultural Equipment, Construction Equipment and Financial Services.

A reconciliation from consolidated trading profit reported to Fiat under International Financial Reporting Standards and International Accounting Standards (collectively “IFRS”) to income (loss) before taxes, minority interest and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP for the three months and years ended December 31, 2008 and 2007 is as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2008	2007	2008	2007
	(in Millions)
Trading profit reported to Fiat under IFRS	$310	$333	$1,650	$1,357
Adjustments to convert from trading profit under IFRS to U.S. GAAP income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates:
Accounting for employee benefit plans	(5)	(27)	(43)	(80)
Accounting for intangible assets, primarily product development costs	(15)	(27)	(68)	(63)
Restructuring	(5)	(9)	(39)	(85)
Net financial expense	(99)	(45)	(289)	(257)
Accounting for receivable securitizations and other	(24)	(45)	(55)	(42)

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$162	$180	$1,156	$830

The following summarizes trading profit under IFRS by segment:

	Three Months Ended December 31,		Year Ended December 31,
	2008	2007	2008	2007
	(in Millions)
Agricultural Equipment	308	157	1,234	656
Construction Equipment	(73)	77	26	321
Financial Services	75	99	390	380

Trading profit under IFRS	$310	$333	$1,650	$1,357

16.	Reconciliation of Non-GAAP Financial Measures – CNH, in its quarterly unaudited condensed financial statements, utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP. An explanation and reconciliation of the measures to U.S. GAAP follows.

Page 23	CNH Global N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

Net Income Before Restructuring and Earnings Per Share Before Restructuring, After Tax

CNH defines net income before restructuring, after tax, as U.S. GAAP net income, less U.S. GAAP restructuring charges, after tax applicable to the restructuring charges.

The following table reconciles net income to net income before restructuring, after tax and the related pro-forma computation of earnings per share:

	Three Months Ended December 31,		Year Ended December 31,
	2008	2007	2008	2007
	(in Millions, except per share data)
Basic:
Net income	$114	$114	$825	$559

Restructuring, after tax:
Restructuring	5	9	39	85
Tax benefit	(2)	(3)	(11)	(24)

Restructuring, after tax	3	6	28	61

Net income before restructuring, after tax	$117	$120	$853	$620

Weighted average common shares outstanding - basic	237.4	237.1	237.3	236.8

Basic earnings per share before restructuring, after tax	$0.49	$0.51	$3.59	$2.62

Diluted:
Net income before restructuring, after tax	$117	$120	$853	$620

Weighted average common shares outstanding - basic	237.4	237.1	237.3	236.8
Effect of dilutive securities (when dilutive):
Stock compensation plans	—	0.6	0.2	0.4

Weighted average common shares outstanding - dilutive	237.4	237.7	237.5	237.2

Diluted earnings per share before restructuring, after tax	$0.49	$0.50	$3.59	$2.61

Equipment Operations Gross and Operating Profit

CNH defines Equipment Operations gross profit as net sales of equipment less costs classified as cost of goods sold. CNH defines Equipment Operations operating profit as gross profit less costs classified as selling, general and administrative and research and development costs. The following table summarizes the computation of Equipment Operations gross and operating profit.

	Three Months Ended December 31,				Year Ended December 31,
	2008		2007		2008		2007
	(in Millions)
Net sales	$3,662	100%	$4,077	100.0%	$17,366	100%	$14,971	100.0%
Less:
Cost of goods sold	2,930	80.0%	3,381	82.9%	14,054	80.9%	12,154	81.2%

Equipment Operations gross profit	732	20.0%	696	17.1%	3,312	19.1%	2,817	18.8%
Less:
Selling, general and administrative	334	9.1%	311	7.6%	1,403	8.1%	1,183	7.9%
Research and development	99	2.7%	120	2.9%	422	2.4%	409	2.7%

Equipment Operations operating profit	$299	8.2%	$265	6.5%	$1,487	8.6%	$1,225	8.2%

CNH defines Equipment Operations gross margin as gross profit as a percent of net sales of equipment. CNH defines Equipment Operations operating margin as operating profit as a percent of net sales of equipment.

Page 24	CNH Global N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

Net Debt

Net Debt (Cash) is defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable. The calculation of Net Debt (Cash) is shown below:

	Equipment Operations		Financial Services
	December 31, 2008	December 31, 2007	December 31, 2008	December 31, 2007
	(in millions)
Total Debt	$4,557	$2,907	$9,095	$8,560
Less:
Cash and cash equivalents	173	405	460	620
Deposits in Fiat affiliates cash management pools	1,666	1,157	392	74
Intersegment notes receivables	2,295	1,831	—	—

Net Debt (Cash)	$423	$(486)	$8,243	$7,866

Working Capital

Equipment Operations working capital is defined as accounts and notes receivable and other-net, excluding intersegment notes receivable, plus inventories less accounts payable. The U.S. dollar computation of working capital, as defined, is impacted by foreign exchange (FX) rate movements. To demonstrate the impact of these movements, we have computed working capital as of December 31, 2008 and September 30, 2008 using December 31, 2007 exchange rates.

The calculation of Equipment Operations working capital is shown below:

	December 31, 2008	December 31, 2008 at December 31, 2007 FX Rates	September 30, 2008 at December 31, 2007 FX Rates	December 31, 2007
	(in millions)
Accounts, notes receivable and other – net – Third Party	$1,424	$1,588	$1,735	$1,438
Accounts, notes receivable and other – net – Intersegment	54	54	88	106

Accounts, notes receivable and other – net – Total	1,478	1,642	1,823	1,544

Inventories	4,485	4,897	4,526	3,488

Accounts payable – Third party	(2,691)	(2,929)	(2,940)	(2,838)
Accounts payable – Intersegment	(169)	(169)	(182)	(151)

Accounts payable – Total	(2,860)	(3,098)	(3,122)	(2,989)

Working Capital	$3,103	$3,441	$3,227	$2,043

Page 25	CNH Global N.V.
Notes to Unaudited Condensed Consolidated Financial Statements

Equipment Operations Change in Net Sales on a Constant Currency Basis

CNH defines the change in net sales on a constant currency basis as the difference between prior period actual net sales and current period net sales as if they had been translated at the prior period’s average currency exchange rates. Elimination of the currency translation effect provides constant comparisons without the impact of currency exchange rate fluctuations.

The following table presents the change in Equipment Operations full year 2008 net sales as reported and on a constant currency basis:

	Year Ended December 31,		% Change
	2008	2007
Agricultural equipment net sales (as reported)	$12,902	$9,948	30%
Effect of currency translation	(311)	—	(3)%

Agriculture equipment net sales on a constant currency basis	12,591	9,948	27%

Construction equipment net sales (as reported)	$4,464	$5,023	(11)%
Effect of currency translation	(162)	—	(3)%

Construction equipment net sales on a constant currency basis	4,302	5,023	(14)%

The following table presents the change in Equipment Operations fourth quarter 2008 net sales as reported and on a constant currency basis:

	Three Months Ended December 31,		% Change
	2008	2007
Agricultural equipment net sales (as reported)	$2,967	$2,743	8%
Effect of currency translation	267	—	10%

Agriculture equipment net sales on a constant currency basis	3,234	2,743	18%

Construction equipment net sales (as reported)	$695	$1,334	(48)%
Effect of currency translation	134	—	10%

Construction equipment net sales on a constant currency basis	829	1,334	(38)%